SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consist of the following document, which is attached hereto and incorporated by reference herein:
99.1 NICE Actimize SURVEIL-X Named “Best Trade Surveillance Solution for MAD/MAR Technology” in 2020 RegTech Insight Awards, Dated June 1, 2020.
99.2 Improving Agent Experience is Essential for Improving Customer Satisfaction and Loyalty, Dated June 2, 2020.
99.3 Consortium of UK Police Forces to Deploy NICE Investigate Digital Evidence Management to Streamline Investigations and Reduce Risk, Dated June 3, 2020.
99.4 NICE Actimize to Acquire Guardian Analytics, Expanding AI Cloud Solutions for Financial Crime Risk Management Across All Market Segments, Dated June 4, 2020.
99.5 NICE Actimize X-Sight Marketplace Boosts Efficiency for AML Investigations with Free Services Addressing COVID-19 Challenges, Dated June 5, 2020.
99.6 NICE Launches Trial Version of its Next-Gen Robotic Automation Design Studio, Expediting Enterprise Adaption to Remote Business Operations, Dated June 8, 2020.
99.7 NICE Introduces Agile CX, Preparing Organizations for Extreme Business Agility in the New Reality, Dated June 11, 2020.
99.8 NICE Named a Leader in Journey Orchestration by Top Analyst Firm, Dated June 18, 2020.
99.9 NICE Actimize Positioned As Overall Technology Leader in the 2020 Quadrant Knowledge Enterprise Fraud Management Report, Dated June 30, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD. Name: /s/ Tali Mirsky Title: Corporate VP, General Counsel and Corporate Secretary Dated: July 1, 2020

EXHIBIT INDEX

This Report on Form 6-K of NICE consist of the following document, which is attached hereto and incorporated by reference herein:
99.1 NICE Actimize SURVEIL-X Named “Best Trade Surveillance Solution for MAD/MAR Technology” in 2020 RegTech Insight Awards, Dated June 1, 2020.
99.2 Improving Agent Experience is Essential for Improving Customer Satisfaction and Loyalty, Dated June 2, 2020.
99.3 Consortium of UK Police Forces to Deploy NICE Investigate Digital Evidence Management to Streamline Investigations and Reduce Risk, Dated June 3, 2020.
99.4 NICE Actimize to Acquire Guardian Analytics, Expanding AI Cloud Solutions for Financial Crime Risk Management Across All Market Segments, Dated June 4, 2020.
99.5 NICE Actimize X-Sight Marketplace Boosts Efficiency for AML Investigations with Free Services Addressing COVID-19 Challenges, Dated June 5, 2020.
99.6 NICE Launches Trial Version of its Next-Gen Robotic Automation Design Studio, Expediting Enterprise Adaption to Remote Business Operations, Dated June 8, 2020.
99.7 NICE Introduces Agile CX, Preparing Organizations for Extreme Business Agility in the New Reality, Dated June 11, 2020.
99.8 NICE Named a Leader in Journey Orchestration by Top Analyst Firm, Dated June 18, 2020.
99.9 NICE Actimize Positioned As Overall Technology Leader in the 2020 Quadrant Knowledge Enterprise Fraud Management Report, Dated June 30, 2020.